Exhibit 99.1

Eros International Plc Reports Second Quarter Fiscal Year 2015 Results

Financial Highlights

Three Months Ended September 30, 2014

Revenues increased by 13.4% to $49.9 million, compared to $44.0 million in the prior year period

Currency comparable revenues increased by 13.7%

Adjusted EBITDA increased by 2.2% to $13.9 million, compared to $13.6 million in the prior year period

Net income increased by 53.6% to $4.3 million, compared to $2.8 million in the prior year period

Six Months Ended September 30, 2014

Revenues increased by 12.1% to $95.3 million, compared to $85.0 million in the prior year period

Currency comparable revenues increased by 14.7%

Adjusted EBITDA decreased by 1.4% to $21.8 million, compared to $22.1 million in the prior year period

Net income decreased by 85.3% to $1.7 million, compared to $11.6 million in the prior year period

A reconciliation of the non-GAAP financial measures discussed within this filing to our IFRS net income are included at the end of this filing. See also "Non-GAAP Financial Measures".

Isle of Man, UK - November 12, 2014: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported financial results for the half year ended September 30, 2014.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer, said “Our second quarter results reflect the continued execution of our strategy to invest in high quality film content and to diversify our film slate by increasing our emphasis on regional language films. We are successfully distributing our films globally and monetizing them across both traditional and rapidly growing emerging distribution channels.  Our ErosNow online service is gaining traction and we are bringing on additional free and premium subscribers.  A new mobile app for ErosNow will also be launched before the end of the year, and we expect that our Techzone acquisition will help to galvanize our mobile monetization strategy.”

“In the first half of the fiscal year, we released two high profile films and the outlook for the second half of the fiscal year is stronger with at least 4 further high profile films. We are utilizing the proceeds from our successful secondary equity and retail bond offerings to accelerate our investment in our film slate, the results of which we expect will positively impact our fiscal year 2016 revenue and profitability.”

Operational Highlights

•	Strong Fiscal 2015 film slate highlights: Aagadu (Telegu) released in the second quarter and Kaththi (Tamil released) to be followed by Happy Ending (Hindi), Lingaa (Tamil), Action Jackson (Hindi), Tevar (Hindi) and Shamitabh (Hindi).

•	In October 2014, in order to diversify and restructure our debt, we completed a £50 million Retail Bond offering that matures in 2021.

•	On October 30, 2014, we announced the proposal of Mr. Rajeev Misra to join the Board of Directors of Eros International plc at the Annual General Meeting, to be held on December 1, 2014.

•	On November 12, 2014, Mr. David Maisel and Ms. Rishika Lulla Singh have both been appointed to the Board of Directors effective immediately.

“We are very pleased that David and Rishika are joining the Eros Board of Directors. David brings a strong background in film and content, while Rishika holds a wealth of experience from her initiatives as CEO of Eros Digital. Both are perfect additions to our Board and will be remarkable assets to the Board and to Eros,” said Kishore Lulla, Executive Chairman of Eros International Plc.

Eros International Plc Financial Highlights:

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in millions)	2014	2013	% change	2014	2013	% change
Revenue	$49.9	$44.0	13.4%	$95.3	$85.0	12.1%

Gross Profit	20.4	17.7	15.3	32.5	30.3	7.3

Operating profit	8.5	6.4	32.8	10.6	14.5	(26.9)

Adjusted EBITDA(1)	13.9	13.6	2.2	21.8	22.1	(1.4)

(1)  A reconciliation of the non-GAAP financial measures discussed within this filing to our IFRS net income are included at the end of this filing. See also "Non-GAAP Financial Measures".

Constant currency comparable revenues for the three months and the six months ended September 30, 2014 are $49.9 million and $43.9 million, $95.3 million and $83.1 million respectively, based on the average rates of exchange for the three months and six months ended September 30, 2013, the average rates of exchange used to convert Indian Rupee to U.S. dollars were INR 60.3 to $1.00 and INR 59.1 respectively.

Financial Results For The Three and Six Months Ended September 30, 2014

Revenue

Revenue increased by 13.4% to $49.9 million in the three months ended September 30, 2014, compared to $44.0 million in the three months ended September 30, 2013. For the six months ended September 30, 2014, revenue increased by 12.1% to $95.3 million, compared to $85.0 million in the six months ended September 30, 2013. Eros released 30 films in the six months ended September 30, 2014, compared to 26 films in the six months ended September 30, 2013, which were comprised of:

	Three months ended
	September 30, 2014	June 30, 2014	September 30, 2013	June 30, 2013
High budget film releases	1	1	—	—
Medium budget film releases	3	3	5	6
Low budget film releases	17	5	5	10
Total new film releases	21	9	10	16

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended September 30, 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $17.2 million, $23.6 million and $9.1 million, respectively, compared to $15.1 million, $19.6 million and $9.3 million, respectively, for the three months ended September 30, 2013. For the six months ended September 30, 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $36.3 million, $39.1 million and $19.9 million, respectively, compared to $36.7 million, $32.0 million and $16.3 million, respectively, for the six months ended September 30, 2013.

Revenue by customer location from India decreased by 18.0% to $17.3 million in the three months ended September 30, 2014, compared to $21.1 million in the three months ended September 30, 2013 reflecting the change in mix of films and that a number of the medium budget releases were distributed outside of India only. In the six months ended September 30, 2014, revenue from India decreased by 2.8% to $42.2 million, compared to $43.4 million in the six months ended September 30, 2013.

Revenue from Europe remained at $7.4 million for the three months ended September 30, 2014 and September 30, 2013. In the six months ended September 30, 2014, revenue from Europe increased 54.2 % to $14.8 million, compared to $9.6 million in the six months ended September 30, 2013.

Revenue from North America increased 77.8% to $4.8 million in the three months ended September 30, 2014, compared to $2.7 million in the three months ended September 30, 2013 reflecting the comparable mix of film releases. In the six months ended September 30, 2014 revenue from North America increased 6.8% to $6.3 million, compared to $5.9 million in the six months ended September 30, 2013.

Revenue from the rest of the world increased 59.4% to $20.4 million in the three months ended September 30, 2014, compared to $12.8 million in the three months ended September 30, 2013 reflecting strong theatrical and catalogue sales driven by the mix of films and the film library. In the six months ended September 30, 2014 revenue from the rest of the world increased 22.6% to $32.0 million, compared to $26.1 million in the Six months ended September 30, 2013.

Cost of sales

Cost of sales increased by 12.2% to $29.5 million, compared to $26.3 million in the three months ended September 30, 2013, primarily due to an increase in amortization costs of $2.6 million, from $21.4 million in the three months ended September 30, 2013 to $24.0 million for the three months ended September 30, 2014, reflecting additions to the catalogue films and prior released content. In addition there were content impairment charges of $0.7 million in the three months ended September 30, 2014 as compared to no charges in the three months ended September 30, 2013.

For the six months ended September 30, 2014 cost of sales increased by 14.6% to $62.7 million compared to $54.7 million in the six months ended September 30, 2013, primarily due to an increase in amortization costs from $43.5 million in the six months ended September 30, 2013 to $50.5 million in the six months ended September 30, 2014, reflecting additions to the catalogue films and prior released content. In addition there were content impairment charges of $0.7 million in the six months ended September 30, 2014 as compared to no charges in the six months ended September 30, 2013.

Gross profit

Gross profit was $20.4 million in the three months ended September 30, 2014, compared to $17.7 million in the three months ended September 30, 2013. The increase in gross profit margin for the three months ended September 30, 2014 is primarily attributable to increased revenues in proportion to costs generated by the new release slate as well as the timing of contribution on revenue from catalogue sales. As a percentage of revenues our gross profit margin increased to 40.9% in the three months ended September 30, 2014 compared to 40.2% in the three months ended September 30, 2013.

For the six months ended gross profit was $32.5 million in the six months ended September 30, 2014, compared to $30.3 million in the six months ended September 30, 2013 primarily due to an increase in revenues in proportion to costs generated by the new release slate as well as the timing of contribution on revenue from catalogue sales. As a percentage of revenues our gross profit margin decreased to 34.1% in the six months ended September 30, 2014 compared to 35.6% in the six months ended September 30, 2013.

Adjusted EBITDA

Adjusted EBITDA was $13.9 million in the three months ended September 30, 2014 compared to $13.6 million in the three months ended September 30, 2013. The increase reflects the increased gross profit in the period offset partially by higher administrative costs as the Company invests in growing its digital revenues. In the six months ended September 30, 2014 Adjusted EBITDA was $21.8 million compared to $22.1 million in the six months ended September 30, 2013.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (888) 753-4238 from the United States, or (706) 643-3355 from outside the U.S. The conference call I.D. number is 28178318. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through November 26, 2014 by dialing (800) 585-8367 from the U.S., or (404) 537-3406 from outside the U.S. The conference call I.D. number is 28178318. This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations Website.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards (“IFRSs”) provided in this release, the Company has presented Adjusted EBITDA. The company uses Adjusted EBITDA (“Adjusted Earnings Before Interest, Tax, Depreciation and Amortization”) along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation to IFRSs measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in our Prosepctus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Eros Now, the company’s on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and now has available a selection of hundreds of movies and thousands of music videos. Eros Now eventually will include the company’s full film library, as well as further third party content. For further information please visit: www.erosnow.com

Eros International Plc

Mark Carbeck
Chief Corporate Officer
44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	September 30,	March 31,
	2014 (unaudited)	2014
ASSETS
Non-current assets
Property, plant and equipment	$9,652	$10,166
Goodwill	1,878	1,878
Intangible assets - trade name	14,000	14,000
Intangible assets – content	620,427	577,704
Intangible assets – others	1,246	1,515
Available-for-sale financial assets	30,340	30,340
Trade receivables and other receivables	11,662	12,056
Deferred tax assets	99	77
Total Non –current assets	$689,304	$647,736

Current assets
Inventories	$542	$566
Trade receivables and other receivables	132,232	111,649
Current tax receivable	294	611
Cash and cash equivalents	176,665	145,449
Total current assets	309,733	258,275

Total assets	$999,037	$906,011

LIABILITIES
Current liabilities
Trade and other payables	$30,093	$31,611
Short-term borrowings	81,401	92,879
Current tax payable	3,846	4,090
Total current liabilities	$115,340	$128,580

Non-current liabilities
Long-term borrowings	$168,552	$165,254
Other long-term liabilities	422	393
Derivative financial instruments	13,492	11,483
Deferred tax liabilities	23,048	22,260
Total Non-current Liabilities	$205,514	$199,390

Total liabilities	$320,854	$327,970
Equity
Share capital	$29,832	$26,322
Share premium	318,705	223,333
Reserves	346,445	342,856
Other components of equity	(43,120)	(39,315)
JSOP reserve	(25,505)	(25,505)

Equity attributable to equity holders of Eros International Plc	$626,357	$527,691
Non-controlling interest	51,826	50,350

Total equity	$678,183	$578,041
Total liabilities and shareholders’ equity	$999,037	$906,011

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INCOME

(Unaudited; in thousands, except per share amounts)

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013
Revenue	$49,915	$44,024	$95,277	$84,987
Cost of sales	(29,505)	(26,296)	(62,729)	(54,664)
Gross profit	20,410	17,728	32,548	30,323
Administrative cost	(11,935)	(11,366)	(21,901)	(15,791)
Operating profit	8,475	6,362	10,647	14,532
Financing costs	(1,970)	(2,784)	(4,443)	(5,142)
Finance income	1,255	327	2,108	983
Net finance costs	(715)	(2,457)	(2,335)	(4,159)
Other (losses)/gains	(288)	(323)	(1,887)	5,177
Profit before tax	7,472	3,582	6,425	15,550
Income tax expense	(3,148)	(785)	(4,689)	(3,908)
Profit for the period	$4,324	$2,797	$1,736	$11,642

Attributable to:
Equity holders of Eros International Plc	$2,923	$1,199	$(936)	$8,811
Non-controlling interest	1,401	1,598	2,672	2,831

Earnings per share (cents)
Basic earnings/(loss) per share	5.3	3.0	(1.8)	22.3
Diluted earnings/(loss) per share	5.2	2.9	(2.0)	22.0

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited; in thousands)

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013

Profit for the period	$4,324	$2,797	$1,736	$11,642

Other comprehensive loss:
Items that will be subsequently reclassified to profit and loss
Exchange differences on translating foreign operations	(4,551)	(8,298)	(5,738)	(21,383)
Cash flow hedges
Reclassification to profit and loss	201	310	402	617

Total other comprehensive loss for the period	$(4,350)	$(7,988)	$(5,336)	$(20,766)
Total comprehensive loss for the period net of tax	$(26)	$(5,191)	$(3,600)	$(9,124)

Attributable to:
Equity holders of Eros International Plc	$89	$(4,617)	$(4,741)	$(5,580)
Non-controlling interests	(115)	(574)	1,141	(3,544)

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended September 30,
	2014	2013
Cash flows from operating activities:
Profit before tax	$6,425	$15,550
Adjustments for:
Depreciation	606	359
Share-based payment	10,248	6,669
Amortization of intangibles assets – content	50,450	43,450
Amortization of other intangibles assets	247	251
Other non-cash items	2,198	(4,734)
Net finance costs	2,335	4,159
Gain on disposal of property, plant and equipment	(3)	—
Changes in trade receivables and other receivables	(18,004)	(15,687)
Changes in inventories	12	5
Changes in trade payables and other payables	(8,436)	(2,898)
Cash generated from operations	46,078	47,124
Interest paid	(4,029)	(4,229)
Income taxes paid	(3,078)	(2,258)
Net cash generated from operating activities	$38,971	$40,637

Cash flows from investing activities:
Advance in relation to probable acquisition of an undertaking	(2,465)	—
Purchases of property, plant and equipment	(312)	(68)
Proceeds from disposal of property, plant and equipment	22	8
Purchase of intangible film rights and related content	(102,508)	(61,229)
Purchase of intangible Assets others	—	(121)
Interest received	1,059	1,611
Net cash used in investing activities	$(104,204)	$(59,799)

Cash flows from financing activities:
Proceeds from issue of share capital net of transaction cost on equity transaction $6,057 (2013:Nil)	92,337	831
Proceeds from issue of shares by subsidiary	1,126	—
Proceeds in respect of prospective allotment of shares	10,000	—
Proceeds from issuance of short term debt (with maturity above 90 days)	11,301	—
Repayment of/proceeds from short term debt (net)	(15,689)	8,225
Proceeds from long term borrowings	12,284	—
Repayment of from long term borrowings	(14,099)	12,897
Net cash generated from financing activities	$97,260	$21,953

Net increase in cash and cash equivalents	32,027	2,791
Effect of exchange rate changes on cash and cash equivalents	(811)	(4,357)
Cash and cash equivalents, beginning of period	145,449	107,642
Cash and cash equivalents, end of period	$176,665	$106,076

Supplemental Financial Data

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
	(in thousands)
Revenue by customer location
India	$17,329	$21,132	$42,183	$43,401
Europe	7,412	7,412	14,827	9,555
North America	4,750	2,659	6,292	5,913
Rest of the world	20,424	12,821	31,975	26,118
Total Revenue	$49,915	$44,024	$95,277	$84,987

DEBT

	Nominal Interest Rate	Maturity	As at September 30, 2014	As at March 31, 2014
Asset backed borrowings		%
Term loan	BPLR+2.75%	2014-15	$—	$165
Term loan	13.3-15%	2014-15	376	645
Term loan	10-15%	2017-18	168	—
Term loan	10-15%	2014-15	9	21
Term loan	5% – 7%	2016-17	17	17
Term loan	BPLR+1.80%	2016-17	14,799	16,650
Term loan	BPLR+2.75%	2017-18	3,647	4,384
Term loan	13%	2018-19	11,905	—
Term loan	BPLR+2.75%	2018-19	—	2,679
Export credit & overdraft	BPLR+1.00% - 3.50%	—	14,769	15,695
Export credit & overdraft	LIBOR+3.50%	—	23,021	23,997
Short term loan	LIBOR+2.75%	—	—	5,500
			$68,711	$69,753
Unsecured borrowings
Other borrowings	10.50%	2021-22	8,013	8,516
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	150,000	158,750
Commercial papers	10% – 13%	—	24,217	13,320
Export credit & overdraft	BPLR+3.90%	—	—	6,735
Short term loan	BPLR+3.50%	—	448	2,775
			$182,678	$190,096

Nominal value of borrowings			251,389	259,849
Cumulative effect of unamortized costs			(1,436)	(1,716)
Instalments due within one year			(81,401)	(92,879)
Long-term borrowings - at amortized costs			$168,552	$165,254

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Fair value of the long term borrowing as at September 30, 2014 is $178,494,000 (March 2014: $179,106,000). Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market rates available to the Group. Carrying amount of short term borrowings approximates fair value.

In October 2014, Eros completed an offering of a 6.50% Retail Bonds (due 2021) raising £50,000,000 GBP in total proceeds, before deducting management and distribution fee as well as other related expenses incurred in connection with the transaction. Interest on these bonds is payable in equal six monthly installments on 15 April and 15 October each year.

Under the terms of the Revolving Facility there is a requirement to partially prepay a certain level of overall available borrowings or up to $5,000,000 of the revolving facility itself from its available cash resources, consequent to capital markets or bond issue. The Company is in the process of re-negotiating the facility and expects that lenders will formally waive the relevant terms requiring prepayment.

ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at September 30, 2014 and March 31 2014	57,778,113	17,333
B ordinary shares of 30p each at September 30, 2014 and March 31 2014	25,555,220	7,667

	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—		3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 9, 2014	36,000	—	—	18
As at September 30, 2014	30,342,785	25,555,220	—	29,832

In July 2014, Eros completed a follow-on offering on the NYSE of 6,787,454 shares at a price of $14.50 per share to the public, raising $92.3 million in new capital (net of transaction costs of $6.1million). The funds were utilized by the Company in adding to existing cash balances and reducing the balances on certain working capital debt facilities.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued to fulfill an award to certain independent directors at $15.97 per share, based on the mid market price per share on June 5, 2014.

On September 23, 2014 the company received $10,000,000 in respect of a prospective issue of 668,449 ‘A’ ordinary shares at $14.96 per share based on the mid market price per share on that date. Pending completion of the relevant application the amount so received has been classified as Trade and other payables and have not been considered when calculating earnings per share.

SHARE BASED COMPENSATION PLANS

	Three months ending September 30,		Six months ending September 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
JSOP	$359	$626	$862	$937
IPO India Plan	49	100	98	255
Management Scheme (Staff Share Grant)	5,058	5,477	9,288	5,477
	$5,466	$6,203	$10,248	$6,669

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ Ordinary shares options with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These options with nil exercise price will vest subject to certain share price conditions being met on or before May 31, 2015 and employee remaining in service until May 31, 2015. None of the options were forfeited during the period.

On September 12, 2014, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “JSOP deed”) in respect of 242,035 of the available ‘A’ ordinary shares that it already held with an employee. These options, issued at an exercise price of $15.34 and fair value of $4.53 each, are subject to service and performance conditions set out in the JSOP deed. After May 31, 2017, some or all of the shares under the deed will vest automatically when a specified level of total shareholder return and market price per share, as applicable, is met.

Until a participant’s rights in these shares vest and any share price condition is met, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee. The level of shareholders’ return is calculated as a percentage movement in the market price of the shares of Eros from the grant date to vesting date.

On April 17, 2012, the Board of Directors approved to grant 807,648 ‘A’ ordinary share options to certain employees and consultants with an exercise price equal to the initial public offering price per share. Although approved by the Board, no shares/options had previously been granted. On September 24, 2014 the Company granted 674,045 ‘A’ ordinary share options with a fair market value of $5.43 per option. These options with an $11 exercise price, subject to continued employment, will vest annually in three equal tranches from the date of grant. Subsequent to September 30, 2014, on October 8, 2014 a further 133,603 ‘A’ ordinary share options were granted to a consultant with no vesting conditions.

On September 24, 2014 the Board of Directors additionally approved a grant of 50,000 ‘A’ Ordinary share options to an employee with a fair market value of $2.94. Subject to continued employment, these options with $14.97 exercise price, vest annually in three equal, annual tranches from the date of grant, with the first tranche vesting immediately.

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the consolidated financial statements and related notes included within our Prospectus and in subsequent quarterly reports, subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the share were listed on the NYSE. The charge for these awards and grants has been included in administrative costs in the Income statement.

EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2014		2013		2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$2,923	2,923	$1,199	1,199	$(936)	$(936)	$8,811	$8,811
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(49)	—	(47)	—	(83)	—	(61)
Adjusted earnings attributable to equity holders of the parent	$2,923	2,874	$1,199	1,152	$(936)	$(1,019)	$8,811	$8,750
Number of shares
Weighted average number of shares	54,855,355	54,855,355	39,713,751	39,713,751	51,948,580	51,948,580	39,578,947	39,578,947
Potential dilutive effect related to share based compensation scheme	—	541,111	—	708,450	—	—	—	185,274
Adjusted weighted average number of shares	54,855,355	55,396,466	39,713,751	40,422,201	51,948,580	51,948,580	39,578,947	39,764,221
Earnings per share
Earnings/(loss) attributable to the equity holders of the parent per share (cents)	5.3	5.2	3.0	2.9	(1.8)	(2.0)	22.3	22.0

The above table does not split the earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

Options under the JSOP can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive. During the three and six months ended September 30, 2013 2,000,164 shares were not included in diluted earnings per share.

An item not included in the calculation of diluted earnings per share in the six months ended September 30, 2014 due to its anti-dilutive effect was 344,000 shares related to potential dilutive effect related to share based compensation scheme

OTHER GAINS AND LOSSES

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
	(in thousands)
Gains on disposal of property, plant and equipment	$—	$—	$(3)	$—
Net foreign exchange losses/(gains)	598	(664)	(205)	(175)
Net (gains)/ losses on held for trading financial liabilities	(396)	987	2,009	(5,002)
Transaction costs relating to equity transactions	86	—	86	—
	$288	$323	$1,887	$(5,177)

The net (gains)/losses on held for trading financial liabilities in the three and six months ended September 30, 2014 and 2013, respectively, principally relate to derivative instruments not designated in a hedging relationship.

TECHZONE

On June 9, 2014, the Company executed a term sheet to acquire a controlling stake in Universal Power Systems Private Limited (“Techzone”), the company is involved in mobile value added services that has a billing integration in place with major telecom operators in India. The Company has made an advance of $2.5 million to Techzone ahead of completion of the transaction to provide working capital. It is expected that the transaction will conclude prior to March 31, 2015, subject to fulfillment of conditions, precedents and completion of the long form agreement.

ADJUSTED EBITDA

The following table sets forth the reconciliation of the Company's net income to Adjusted EBITDA.

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
	(in million)
Net income	$4.3	$2.8	$1.7	$11.6
Income tax expense	3.1	0.8	4.7	3.9
Net finance costs	0.7	2.5	2.3	4.2
Depreciation	0.4	0.2	0.6	0.4
Amortization (1)	0.2	0.1	0.2	0.3
Share based payments (2)	5.5	6.2	10.2	6.7
Losses on fair valuation of derivatives	(0.4)	1.0	2.0	(5.0)
Transaction costs relating to equity transactions	0.1	—	0.1	—
Adjusted EBITDA	$13.9	$13.6	$21.8	$22.1

(1) Includes only amortisation of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.